                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               AMENDMENT NO. 1 TO
                                    FORM T-3

                 FOR APPLICATION FOR QUALIFICATION OF INDENTURE
                      UNDER THE TRUST INDENTURE ACT OF 1939

                         _______________________________


                              HARTMARX CORPORATION
                               (Name of Applicant)

                               101 N. Wacker Drive
                             Chicago, Illinois 60606
                    (Address of Principal Executive Offices)

                        SECURITIES TO BE ISSUED UNDER THE
                            INDENTURE TO BE QUALIFIED


         TITLE OF CLASS                                      AMOUNT
12 1/2% Senior Subordinated Notes                       Up to $35,000,000
           due 2003                                      principal amount

     Approximate date of proposed public offering: As soon as practicable following the qualification of the indenture covered hereby under the Trust Indenture Act of 1939, as amended.


Name and address of agent for service:          With copies sent to:
Taras R. Proczko                                Brian W. Duwe
Hartmarx Corporation                            Skadden, Arps, Slate, Meagher &
Senior Vice President, General Counsel            Flom (Illinois)
  and Secretary                                 333 West Wacker Drive
101 N. Wacker Drive                             Chicago, Illinois 60606
Chicago, Illinois 60606

                                     GENERAL

1.   General Information

          (a)  The applicant is a corporation.

          (b) The applicant is organized under the laws of the State of Delaware.

2.   Securities Act Exemption Applicable

     Pursuant to the amended and restated offering circular dated January 2, 2002 (the "Offering Circular"), a copy of which is filed as Exhibit T3E(1) hereto, and the related letter of transmittal, a copy of which is filed as Exhibit T3E(2) hereto (which, together with the Offering Circular, constitutes the "Exchange Offer"), Hartmarx Corporation ("Hartmarx" or the "Applicant" ) has proposed to pay cash and issue (i) up to 3,229,425 shares of Hartmarx common stock, par value $2.50 per share (the "Common Stock") and (ii) up to $35,000,000 principal amount of 12 1/2% Senior Subordinated Notes due 2003 (the "New Notes") under the indenture (the "Indenture") to be qualified hereby in exchange for the entire outstanding principal amount of $34,725,000 of Hartmarx's 10 7/8% Senior Subordinated Notes due 2002 (the "Existing Notes"). Subject to the terms and conditions of the Exchange Offer, Hartmarx will issue $800 principal amount of New Notes, 93 shares of Common Stock and $200 in cash for each $1,000 principal amount of Existing Notes that are properly tendered and not withdrawn pursuant to the Exchange Offer.

     As the New Notes and Common Stock are proposed to be offered for exchange by Hartmarx with its existing securityholders exclusively and solely for outstanding securities of Hartmarx, the transaction is exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to the provisions of Section 3(a)(9) thereof. There will not be any sales of the New Notes and Common Stock made by Hartmarx (other than sales pursuant to the Exchange Offer) or by or through an underwriter at or about the same time as the Exchange Offer. No consideration has been or will be given, directly or indirectly, to any broker, dealer, salesman, or other person for soliciting exchanges of the Existing Notes. Hartmarx has appointed Bank One Trust Company, National Association (the "Exchange Agent"), as the exchange agent in connection with the Exchange Offer and D.F. King & Co., Inc. (the "Information Agent") as the information agent in connection with the Exchange Offer. Hartmarx has agreed to reimburse the Exchange Agent and the Information Agent for their reasonable out-of-pocket expenses in connection therewith and to indemnify the Exchange Agent and the Information Agent against any losses or claims incurred without negligence or bad faith on the part of the Exchange Agent or the Information Agent, respectively, in connection with their respective duties relating to the Exchange Offer. In addition, Hartmarx will pay remuneration to its financial, legal, and accounting advisors for the provision of advisory, legal and accounting services, respectively. No holder of the outstanding Existing Notes has made or will be requested to make any cash payment to Hartmarx in connection with the Exchange Offer.

                                  AFFILIATIONS



3.   Affiliates

     a.   Hartmarx owns 100% of the voting stock of the following subsidiaries:

          i.   Briar, Inc.

          ii.    Consolidated Apparel Group, Inc.
          iii.   Coppley Apparel Group Limited (Canada Corporation)
          iv.    Country Miss, Inc.
          v.     Direct Route Marketing Corporation
          vi.    Gleneagles, Inc.
          vii.   Hart Schaffner & Marx
          viii.  Hart Services, Inc.
          ix.    Hartmarx Charitable Foundation (non-profit corporation)
          x.     Hartmarx International, Inc.
          xi.    Hickey-Freeman Co., Inc.
          xii.   Higgins Frank & Hill, Inc.
          xiii.  International Women's Apparel, Inc.
          xiv.   Jaymar-Ruby, Inc.
          xv.    Kuppenheimer Men's Clothiers Dadeville, Inc.
          xvi.   L'Esprit du Pantalon Canadien, Inc. (Canada Corporation)
          xvii.  Men's Quality Brands, Inc.
          xviii. 106 Real Estate Corp.
          xix.   Robert's International Corporation
          xx.    Royal Shirt Company Limited (Canada Corporation)
          xxi.   SALHOLD, Inc.
          xxii.  TAG Licensing, Inc.
          xxiii. Thorngate Uniforms, Inc.
          xxiv.  Trade Finance International Limited
          xxv.   Universal Design Group, Ltd.
          xxvi.  M. Wile & Company, Inc.
          xxvii. Yorke Shirt Corporation

     b. Country Miss, Inc., a wholly-owned subsidiary of Hartmarx, owns 100% of the voting securities of the following subsidiaries:
          i.     C.M. Clothing, Inc.
          ii.    C.M. Outlet, Inc.
          iii.   Country Suburbans, Inc.
          iv.    Handmacher Fashions Factory Outlet, Inc.
          v.     Handmacher-Vogel, Inc.

     c. Hart Schaffner & Marx, a wholly-owned subsidiary of Hartmarx, owns 100% of the voting securities of the following subsidiaries:
          i.     Fairwood-Wells, Inc.
          ii.    HMX Sportswear
          iii.   HSM Real Estate LLC
          iv.    HSM University, Inc.
          v.     National Clothing Company, Inc.
          vi.    Robert Surrey, Inc.
          vii.   Seaford Clothing Co.
          viii.  Society Brand, Ltd.
          ix.    Tailored Trend, Inc.
          x.     Thos. Heath Clothes, Inc.
          xi.    Winchester Clothing Company

     d. Jaymar-Ruby, Inc., a wholly-owned subsidiary of Hartmarx, owns 100% of the voting securities of the following subsidiaries:

          i. Anniston Sportswear Corporation (Anniston Sportswear Corporation owns 100% of the voting securities of E-Town Sportswear Corporation)

          ii.  Chicago Trouser Company, Ltd.

          iii. Hoosier Factories, Incorporated

          iv.  JRSS, Inc.

     e.   SALHOLD, Inc., a wholly-owned subsidiary of Hartmarx, owns:

          1. 99% of the voting securities of Industrias Extro S.A. de C.V. (Mexican Corporation). M. Wile & Company, Inc., a wholly-owned subsidiary of Hartmarx, owns 1% of the voting securities of Industrias Extro S.A. de C.V.; and

          2. 100% of the voting securities of Salhold, S.A. (Costa Rica Corporation)

     f. M. Wile & Company, Inc., a wholly-owned subsidiary of Hartmarx, owns 100% of the voting securities of Intercontinental Apparel, Inc.

     g. Robert's International Corporation, a wholly-owned subsidiary of Hartmarx, owns 51% of the voting securities of Robert Comstock Apparel, Inc. Robert Comstock LLC, a non-affiliated entity, owns 49% of the voting securities of Robert Comstock Apparel, Inc.

     See Item 4 for "Directors and Executive Officers" of Hartmarx, some of whom may be deemed to be affiliates of Hartmarx by virtue of their positions.

                             MANAGEMENT AND CONTROL

4. Directors and Executive Officers

     The following table lists the name of each director and executive officer of Hartmarx and the office or offices held by each such person. The address of each person listed below is c/o Hartmarx Corporation, 101 N. Wacker Drive, Chicago, IL 60606.

Name                                         Office
----                                         ------
Samaual A.T. Bakhsh                          Director

Jeffrey A. Cole                              Director

Raymond F. Farley                            Director

Elbert O. Hand                               Director; Chairman and
                                              Chief Executive Officer

Donald P. Jacobs                             Director

Charles Marshall                             Director

Homi B. Patel                                Director; President and
                                              Chief Operating Officer

Michael B. Rohlfs                            Director

Stuart L. Scott                              Director

Ella D. Strubel                              Director

Glenn R. Morgan                              Executive Vice President,
                                              Chief Financial Officer
                                              and Treasurer

Taras R. Proczko                             Senior Vice President,
                                              General Counsel and Secretary

Linda J.Valentine      Vice President, Compensation and Benefits

Andrew A. Zahr         Vice President, Controller and Chief Accounting Officer

5.   Principal Owners of Voting Securities

     The following table sets forth certain information with respect to the ownership of Hartmarx's voting securities by persons known by Hartmarx to own 10% or more of any class of such voting securities as of December 31, 2001:

                                           Title
                                          of Class    Amount     % of Voting
     Name / Address                        Owned      Owned    Securities Owned
     --------------                       --------  ---------  ----------------
     Abdullah Taha Bakhsh                  Common   5,421,410      17.92(1)
     c/o Traco International, N.V.         Stock
     P.O. Box 459
     Jeddah, Saudi Arabia

     The Northern Trust Company,           Common   4,337,399      14.34(2)
     Trustee of the Company's Retirement   Stock
     Income Plan
     50 South LaSalle Street
     Chicago, Illinois 60675

     (1) These shares are held of record by Emerson Investments, Ltd. ("Emerson"), except for 58,800 shares which are held of record by Traco International, N.V. Both corporations are controlled by Mr. Bakhsh. Emerson has represented to Hartmarx that Mr. Bakhsh has sole power to direct the vote and disposition of Emerson's shares.

     (2) The Northern Trust Company acts as Trustee of the Hartmarx Retirement Income Plan ("RIP"), defined benefit pension plan. At December 31, 2001, the Trustee held 4,337,399 shares (14.34%) for RIP. The Trustee votes all shares held by the plan as directed by Hartmarx.

                                  UNDERWRITERS

6.   Underwriters

     (a) Not applicable.
     (b) Not applicable.


                               CAPITAL SECURITIES

7.   Capitalization

     (a) The capital stock and debt securities of Hartmarx on a consolidated basis as of December 31, 2001 were as follows:

                                                Amount                 Amount
Title of Class                                Authorized             Outstanding
--------------                               ------------            -----------
Common Stock (1)                               75,000,000             30,253,853

Preferred Stock                                 2,500,000                      0


Series A Junior Participating Preferred           165,000                      0
Stock (1)

10 7/8% Senior Subordinated Notes due        $100,000,000            $34,725,000
2002 (2)

City of Des Plaines, Illinois Industrial     $  8,000,000            $ 8,000,000
Development Bonds (Series 1993)

Indiana Development Finance Authority        $  7,500,000            $ 7,500,000
Industrial Development Bonds (Series
1993)

Development Authority of Walton County       $  2,500,000            $ 2,500,000
Industrial Development Bonds (Series 1987)

Industrial Development of the County of      $  1,750,000            $ 1,750,000
Cape Girardeau, Missouri Industrial
Development Bonds (Series 1985)

     (1) On December 6, 1995, the Hartmarx Board of Directors approved a new Stockholder Rights Agreement, which took effect immediately upon the expiration of the then existing Rights on January 31, 1996 (the "Rights Agreement"). A dividend of one Right per common share was distributed to stockholders of record on January 31, 1996 and with common shares issued subsequently. On April 13, 2000, the Board of Directors approved an amendment and restatement of the Rights Agreement which, among other things, allowed Traco International, N.V. and its affiliates, collectively (the "Exempt Person"), to beneficially own up to and including 19.5% of the outstanding common stock, $2.50 par value per share, of Hartmarx without triggering the distribution and exercisability of the Rights issued pursuant to the Rights Agreement. Each Right, expiring January 31, 2006, represents a right to buy from Hartmarx 1/1000th of a share of Series A Junior Participating Preferred Stock, $1.00 par value, at a price of $25 per Right. Separate certificates for Rights will not be distributed, nor will the Rights be exercisable, unless an Acquiring Person, as defined in the Rights Agreement, acquires 15% or more, or in the case of an Exempt Person, in excess of 19.5% (the "Threshold Amount"), or announces an offer that could result in acquiring the Threshold Amount of Hartmarx common shares. Following an acquisition of the Threshold Amount of Hartmarx common shares (a "Stock Acquisition"), each Right holder, except the Acquiring Person, has the right to receive, upon exercise, common shares valued at twice the then applicable exercise price of the Right (or, under certain circumstances, cash, property or other Hartmarx securities), unless the Acquiring Person has offered to acquire all of the outstanding shares of Hartmarx under terms that a majority of the independent directors of Hartmarx have determined to be fair and in the best interest of Hartmarx and its stockholders. Similarly, unless certain conditions are met, if Hartmarx engages in a merger or other business combination following a Stock Acquisition where it does not survive or survives with a change or exchange of its common shares or if 50% or more of its assets, earning power or cash flow is sold or transferred, the Rights will become exercisable for shares of the acquiror's stock having a value of twice the exercise price (or, under certain circumstances, cash or property). The Rights are not exercisable, however, until Hartmarx's right of redemption has expired. Generally, Rights may be redeemed for $.01 each (in cash, common shares or other consideration Hartmarx deems appropriate) until the earlier of (i) the tenth day following public announcement that the Threshold Amount or greater position has been acquired in Hartmarx's stock or (ii) the final expiration of the Rights. Until exercise, a Right holder, as such, has no rights as a stockholder of Hartmarx.

(2) Reflects the principal amount of the outstanding Existing Notes.

     (b) Each share of Hartmarx common stock entitles its holder to one vote on all matters upon which Hartmarx stockholders are entitled or permitted to vote, including the election of directors. There are no cumulative voting rights. The Hartmarx common stock has no preemptive rights or conversion rights nor are there any redemption or sinking fund provisions applicable to the common stock. There currently are no shares of Hartmarx preferred stock ("Preferred Stock") outstanding. Hartmarx's Restated Certificate of Incorporation provides that the Hartmarx Board of Directors may authorize the issuance of one or more series of preferred stock having such rights, including voting, conversion and redemption rights, and such preferences, including dividend and liquidation preferences, as the Hartmarx Board of Directors may determine without any further action by the stockholders of Hartmarx. In connection with the Rights Agreement, Hartmarx's Board of Directors designated a Series A Junior Participating Preferred Stock (the "Series A Stock") initially consisting of 165,000 shares. Subject to certain provisions for adjustment, each share of Series A Stock entitles its holder to 1,000 votes on all matters submitted to a vote of the stockholders. Except as provided by law, the holders of Series A Stock and the holders of common stock vote together as one class on all matters submitted to a vote of the stockholders. If at any time dividends on the Series A Stock are in arrears for six quarters (the "Default Period"), all holders of Preferred Stock, including the Series A Stock, with dividends in arrears for six quarters, voting as a class, have a right to elect two directors to the Hartmarx Board of Directors. Immediately after the expiration of the Default Period, the right of the holders of Preferred Stock, as a class, to elect directors ceases, the term of any directors elected by such holders terminates and the number of directors becomes the number provided in the Hartmarx Restated Certificate of Incorporation or By-Laws, irrespective of any increase made by the holders of Preferred Stock during the Default Period. Except as described above, holders of Series A Stock do not have special voting rights and their consents are not required for taking any corporate action.

                              INDENTURE SECURITIES

8. Analysis of Indenture Provisions

     The New Notes will be subject to the Indenture between the Applicant and Bank One, Columbus, NA, as trustee (the "Trustee"). The following is a general description of certain provisions of the Indenture, and the description is qualified in its entirety by reference to the copy of the Indenture filed as exhibit T3C herewith. Capitalized terms used below and not defined herein have the meanings ascribed to them in the Indenture.

     A.   Default Provisions.

          Each of the following is an Event of Default under the Indenture:

          1. a default in the payment of interest on the New Notes when due and continued for 30 days;

          2. a default in the payment of principal of any New Note when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise;

          3. the failure by the Applicant to comply for 30 days after notice with any of its obligations under certain covenants included in the Indenture;

          4. the failure by the Applicant to comply for 60 days after notice with its other agreements contained in the Indenture;

          5. Debt of the Applicant or any Significant Subsidiary (other than Nonrecourse Debt of a Nonrecourse Subsidiary) is not paid within any applicable grace period after final maturity or is accelerated by the holders thereof because of a default and the total amount of such Debt unpaid or accelerated exceeds $10 million (or its foreign currency equivalent) and such failure continues for 10 days after notice;

          6. certain events of bankruptcy, insolvency or reorganization of the Applicant or a Significant Subsidiary; or

          7. any judgment or decree for the payment of money in excess of $10 million is rendered against the Applicant or a Significant Subsidiary and is not discharged and either (A) an enforcement proceeding has been commenced by any creditor upon such judgment or decree or (B) there is a period of 60 days following such judgment or decree during which such judgment or decree is not discharged, waived or the execution thereof stayed and, in the case of (B), such default continues for 10 days after notice.

          However, a default under clauses (3), (4), (5) or (7)(B) above will not constitute an Event of Default until the Trustee or the holders of at least 25% in principal amount of the outstanding New Notes notify the Applicant of the default and the Applicant does not cure such default within the time specified after receipt of such notice.

          The Indenture provides that if a Default occurs and is continuing and is known to the Trustee, the Trustee must mail to each holder of the New Notes notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of, premium (if any) or interest on any New Note, the Trustee may withhold notice if and so long as a committee of its trust officers determines that withholding notice is in the interest of the holders of the New Notes. In addition, the Applicant is required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. The Applicant also is required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute certain Defaults, their status and what action the Applicant is taking or proposes to take in respect thereof.

     B.   Authentication and Delivery of New Notes; Application of Proceeds

          The New Notes may be executed on behalf of the Applicant by any two of the following Officers of the Applicant: the Chairman of the Board, the President, any Vice President, the Treasurer or the Secretary. The signature of these Officers on the New Notes may be by facsimile or manual signature in the name and on behalf of the Applicant. The Applicant's seal will be impressed, affixed or imprinted on the New Notes. A New Note shall not be valid until the Trustee or authenticating agent manually signs the certificate of authentication on the New Note. The signature shall be conclusive evidence that the New Note has been authenticated under the New Indenture.

          Because the New Notes are being issued in exchange for the Existing Notes, there will be no proceeds from the issuance of the New Notes.

     C.   Release of Collateral

          The New Notes will be unsecured, subordinated obligations of the Applicant.

     D.   Satisfaction and Discharge

          Upon the request of the Applicant and subject to certain exceptions, the Indenture will cease to be of further effect when (1) either (i) all the outstanding New Notes (other than New Notes that have been replaced pursuant to the Indenture) have been delivered to the Trustee for cancellation or (ii) all outstanding New Notes have become due and payable and the Applicant has irrevocably deposited or caused to be deposited with the Trustee funds in trust for the purpose in an amount sufficient to pay and discharge the outstanding New Notes, including interest thereon; (2) the Applicant has paid or caused to be paid all sums payable under the Indenture by the Applicant and (3) the Trustee acknowledges satisfaction and discharge of the Indenture on demand of the Applicant accompanied by an Officers' Certificate and an Opinion of Counsel.

          The Applicant at any time may terminate all its obligations under the New Notes and the Indenture (legal defeasance) except for certain obligations, including those respecting the defeasance trust and the obligation to register the transfer or exchange of the New Notes, to replace mutilated, destroyed, lost or stolen New Notes and to maintain a registrar and paying agent in respect of the New Notes. The Applicant at any time may terminate its obligations with respect to certain covenants, including but not limited to, limitation on Debt, limitation on Subsidiary Debt and Preferred Stock, limitation on Restricted Payments, limitation on Restrictions on Distributions from Subsidiaries, limitation on Sales of Assets and Subsidiary Stock, limitation on Transactions with Affiliates and the Applicant's obligation to repurchase the New Notes upon a change of control. The Applicant may also terminate the operation of the cross acceleration provision in the Indenture, certain of the bankruptcy and the judgment default provisions in the Indenture and certain requirements with respect to a merger, consolidation or a sale or transfer of substantially all of the assets of the Applicant (covenant defeasance).

          The Applicant may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If the Applicant exercises its legal defeasance option, payment of the New Notes may not be accelerated because of an Event of Default with respect thereto. If the Applicant exercises its covenant defeasance option, payment of the New Notes may not be accelerated because of an Event of Default specified in clauses (3), (5) and (6) described above under Default Provisions (with respect to any Significant Subsidiary) or clause (7) described above under Default Provisions or because of the failure of the Applicant to comply with certain requirements with respect to a merger, consolidation or a sale or transfer of substantially all of the assets of the Applicant.

          In order to exercise either defeasance option, the Applicant must irrevocably deposit in trust (the defeasance trust) with the Trustee money or U.S. Government Obligations for the payment of principal, premium (if any) and interest on the New Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivering to the Trustee an Opinion of Counsel to the effect that holders of the New Notes will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or a change in applicable federal income tax law).

     E.   Evidence of Compliance with Condition and Covenants

          The Applicant will deliver to the Trustee within 120 days after the end of each fiscal year of the Applicant an Officers' Certificate stating that in the course of the performance by the signers of their duties as Officers of the Applicant they would normally have knowledge of any Default or Event of Default and whether or not the signers know of any Default or Event of Default that occurred during such period. If they do have such knowledge, the certificate will describe the Default or Event of Default, its status and what action the Applicant is taking or proposes to take with respect thereto.

9.   Other Obligors

     None.

     Contents of Application for Qualification. This application for qualification comprises:

     (a) Pages numbered 1 to 13 consecutively.

     (b) The statement of eligibility and qualification on Form T-1 of Bank One, Columbus, NA, as Trustee under the Indenture.

     (c) The following exhibits in addition to those filed as part of the statement of eligibility and qualification of such Trustee:

     Exhibit T3A - Restated Certificate of Incorporation of Hartmarx, as amended. (1)

     Exhibit T3B - By-Laws of Hartmarx. (2)

     Exhibit T3C - A copy of the Indenture.

     Exhibit T3D - Not applicable.

     Exhibit T3E - (1) Amended and Restated Offering Circular dated as of
                   January 2, 2002.

     (2)  Letter of Transmittal accompanying the Offering Circular.

     (3)  Letter to Clients.

     (4)  Letter to Broker-Dealers.

     (5) Guidelines for Certification of Taxpayer Identification Number on substitute Form W-9.

Exhibit T3F - Cross-reference sheet.

     (1) Incorporated by reference to Exhibit 3-A to Hartmarx's Annual Report on Form 10-K for the fiscal year ended November 30, 1993.

     (2) Incorporated by reference to Exhibit 3-B to Hartmarx's Annual Report on Form 10-K for the fiscal year ended November 30, 1999.

                                    SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Hartmarx Corporation, a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Chicago, and State of Illinois, on the 2nd day of January, 2002.

     HARTMARX CORPORATION


     By:  /s/ Glenn R. Morgan
        ------------------------------------------------
              Executive Vice President and
              Chief Financial Officer


Attest:

/s/ Taras R. Proczko
------------------------------
    Secretary

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM T-1

                            STATEMENT OF ELIGIBILITY
                      UNDER THE TRUST INDENTURE ACT OF 1939
                  OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

                CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY
                 OF A TRUSTEE PURSUANT TO SECTION 305(b)(2) ____



                         BANK ONE, NATIONAL ASSOCIATION
               (Exact name of trustee as specified in its charter)

A National Banking Association                            31-4148768
                                                          (I.R.S. employer
                                                          identification number)

100 East Broad Street
Columbus, Ohio                                            43271-0181
(Address of principal executive offices)                  (Zip Code)

                         Bank One, National Association
                              100 East Broad Street

                            Columbus, Ohio 43271-0181
          Attn: Marla S. Roth, Assistant Vice President (312) 732-2773
            (Name, address and telephone number of agent for service)



                              HARTMARX CORPORATION
               (Exact name of obligor as specified in its charter)



Delaware                                                  36-3217140
(State or other jurisdiction of                           (I.R.S. employer
incorporation or organization)                            identification number)


101 North Wacker Drive
Chicago, Illinois                                         60606
(Address of principal executive offices)                  (Zip Code)

                   12 1/2% Senior Subordinated Notes Due 2003
                         (Title of Indenture Securities)

Item 1. General Information. Furnish the following information as to the trustee:

               (a) Name and address of each examining or supervising authority to which it is subject.

                   Comptroller of Currency, Washington, D.C.; Federal Deposit Insurance Corporation, Washington, D.C.; The Board of Governors of the Federal Reserve System, Washington D.C.; Federal Reserve Bank of Cleveland, Cleveland, Ohio.

               (b) Whether it is authorized to exercise corporate trust powers.

                   The trustee is authorized to exercise corporate trust powers.

Item 2.  Affiliations With the Obligor.  If the obligor
                   is an affiliate of the trustee, describe each such affiliation.

                   No such affiliation exists with the trustee.

Item 16. List of exhibits. List below all exhibits filed as a part of this Statement of Eligibility.

                   1. A copy of the articles of association of the trustee now in effect.*

                   2. A copy of the certificates of authority of the trustee to commence business.*

                   3. A copy of the authorization of the trustee to exercise corporate trust powers.*

                   4.  A copy of the existing by-laws of the trustee.*

                   5.  Not Applicable.

                   6.  The consent of the trustee required by
                       Section 321(b) of the Act.

                   7. A copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority.

                   8.  Not Applicable.

                   9.  Not Applicable.


     Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, Bank One, National Association, a national banking association organized and existing under the laws of the United States of America, has duly caused this Statement of Eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Chicago and State of Illinois, on the 28th day of December, 2001.

                   Bank One, National Association,

                   By: /s/ Marla S. Roth
                       -----------------------
                       Marla S. Roth
                       Assistant Vice President

* Exhibits 1, 2, 3, and 4 are herein incorporated by reference to Exhibits bearing identical numbers in Item 16 of the Form T-1 of Bank One, NA, filed in connection with Form S-3 relating to Wheeling-Pittsburgh Corporation 9 3/8% Senior Notes due 2003, Securities Exchange Commission File No. 33-50709.

                                    EXHIBIT 6

                       THE CONSENT OF THE TRUSTEE REQUIRED
                          BY SECTION 321(b) OF THE ACT


                                December 28, 2001



Securities and Exchange Commission
Washington, D.C.  20549

Ladies and Gentlemen:

In connection with the qualification of an indenture between Hartmarx Corporation and Bank One, National Association, as Trustee, the undersigned, in accordance with Section 321(b) of the Trust Indenture Act of 1939, as amended, hereby consents that the reports of examinations of the undersigned, made by Federal or State authorities authorized to make such examinations, may be furnished by such authorities to the Securities and Exchange Commission upon its request therefor.

                          Very truly yours,

                          Bank One, National Association

                          By: /s/ Marla S. Roth
                              --------------------
                              Marla S. Roth
                              Assistant Vice President

Bank One, NA FFIEC 041
Legal Title of Bank RC-1
Columbus
City 10
OH 43271
State Zip Code

Transmitted to EDS as 0158097 on 10/30/01 at 17:57:20 CST

FDIC Certificate Number - 06559

Consolidated Report of Condition for Insured Commercial and State-Chartered Savings Banks for September 30, 2001

All schedules are to be reported in thousands of dollars. Unless otherwise indicated, report the amount outstanding as of the last business day of the quarter.

                           Schedule RC--Balance Sheet
                          Dollar Amounts in Thousands


                                                                                                         RCON    Bil | Mil | Thou
ASSETS
1. Cash and balances due from depository institutions (from Schedule RC-A):
a. Noninterest-bearing balances and currency and coin (1) ____________________________________           0081      1,913,203   1.a
b. Interest-bearing balances (2) ____________________________________________________________            0071          1,000   1.b
2. Securities:
a. Held-to-maturity securities (from Schedule RC-B, column A) ____________________________________       1754              0   2.a
b. Available-for-sale securities (from Schedule RC-B, column D) __________________________________       1773      3,705,819   2.b
3. Federal funds sold and securities purchased under agreements to resell _________________________      1350      2,806,925   3
4. Loans and lease financing receivables (from Schedule RC-C):
a. Loans and leases held for sale __________________________________________________________             5369      1,693,500   4.a
b. Loans and leases, net of unearned income _____________________________________________                B528     32,885,879   4.b
c. LESS: Allowance for loan and lease losses ____________________________________________                3123        568,145   4.c
d. Loans and leases, net of unearned income and allowance (item 4.b minus 4.c) ___________________       B529     32,317,734   4.d
5. Trading assets (from Schedule RC-D)_______________________________________________________            3545         69,554   5
6. Premises and fixed assets (including capitalized leases) ________________________________________     2145        310,265   6
7. Other real estate owned (from Schedule RC-M)_______________________________________________           2150         41,522   7
8. Investments in unconsolidated subsidiaries and associated companies (from Schedule RC-M) __________   2130        542,098   8
9. Customers' liability to this bank on acceptances outstanding _____________________________________    2155              0   9
10. Intangible assets
a. Goodwill ____________________________________________________________________________                 3163         55,404  10.a
b. Other intangible assets (from Schedule RC-M) ____________________________________________             0426         30,596  10.b
11. Other assets (from Schedule RC-F)______________________________________________________              2160      2,408,719  11
12. Total assets (sum of items 1 through 11) __________________________________________________          2170     45,896,339  12
(1) Includes cash items in process of collection and unposted debits.
(2) Includes time certificates of deposit not held for trading.

Bank One, NA FFIEC 041
Legal Title of Bank RC-2

Transmitted to EDS as 0142024 on 07/30/01 at 12:08:03 CST

FDIC Certificate Number - 06559 11

Schedule RC - Continued



                                                                                                       Dollar Amounts in Thousands

                                                                                                         RCON    Bil | Mil | Thou

LIABILITIES
13. Deposits:
a. In domestic offices (sum of totals of columns A and C from Schedule RC-E) ________________________    2200     15,241,790  13.a
(1) Noninterest-bearing (1) _________________________________________________________________________    6631      5,218,029  13.a.1
(2) Interest-bearing ________________________________________________________________________________    6636     10,023,761  13.a.2
b. Not applicable
14. Federal funds purchased and securities sold under agreements to repurchase ____________________      2800     11,480,324  14
15. Trading liabilities (from Schedule RC-D) __________________________________________________          3548         74,249  15
16. Other borrowed money (includes mortgage indebtedness and obligations under
capitalized leases) (from Schedule RC-M): _________________________________________________              3190     12,461,349  16
17. Not applicable
18. Bank's liability on acceptances executed and outstanding ____________________________________        2920              0  18
19. Subordinated notes and debentures (2) __________________________________________________             3200      1,650,000  19
20. Other liabilities (from Schedule RC-G) ___________________________________________________           2930      2,065,346  20
21. Total liabilities (sum of items 13 through 20)  ______________________________________________       2948     42,973,058  21
22. Minority interest in consolidated subsidiaries____________________________________________           3000        300,278  22
EQUITY CAPITAL
23. Perpetual preferred stock and related surplus ______________________________________________         3838              0  23
24. Common stock ______________________________________________________________________                  3230        127,044  24
25. Surplus (exclude all surplus related to preferred stock) _______________________________________     3839      1,594,558  25
26. a. Retained earnings__________________________________________________________________               3632        927,354  26.a
b. Accumulated other comprehensive income (3)____________________________________________                B530       (25,953)  26.b
27. Other equity capital components (4) ___________________________________________________              A130              0  27
28. Total equity capital (sum of items 23 through 27)____________________________________________        3210      2,623,003  28
29. Total liabilities, minority interest, and equity capital (sum of items 21, 22, and 28)______________ 3300     45,896,339  29
Memorandum
To be reported with the March Report of Condition.
1. Indicate in the box at the right the number of the statement below that best describes the
most comprehensive level of auditing work performed for the bank by independent external                  RCON Number
auditors as of any date during 2000 ____________________________________________________________         6724         N/A   M. 1
1 = Independent audit of the bank conducted in accordance                4 = Directors' examination of the bank conducted
with generally accepted auditing standards by a certified                    in accordance with generally accepted auditing
public accounting firm which submits a report on the bank                    standards by a certified public accounting firm
2 = Independent audit of the bank's parent holding company                   (may be required by state chartering authority)
conducted in accordance with generally accepted auditing                 5 = Directors' examination of the bank performed
standards by a certified public accounting firm which                        by other external auditors (may be required by
submits a report on the consolidated holding company (but                    state chartering authority)
not on the bank separately)                                              6 = Review of the bank's financial statements by
3 = Attestation on bank management's assertion on the                        external auditors
effectiveness of the bank's internal control over financial              7 = Compilation of the bank's financial statements by
reporting by a certified public accounting firm                              external auditors
                                                                         8 = Other audit procedures (excluding tax
                                                                             preparation work)
                                                                         9 = No external audit work


(1) Includes total demand deposits and noninterest-bearing time and savings deposits.
(2) Includes limited-life preferred stock and related surplus.
(3) Includes net unrealized holding gains (losses) on available-for-sale securities, accumulated net gains (losses) on cash flow hedges, and minimum pension liability adjustments.
(4) Includes treasury stock and unearned Employee Stock Ownership Plan shares.